FORM 3/A

               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

File pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1.   Name and Address of Reporting Person*

         Engle, Jr.            Edward                J.
          (Last)              (First)             (Middle)

                         3850 Munson Highway
                              (Street)

          Hudson                MI                49247
          (City)              (State)             (Zip)

2.   Date of Event Requiring Statement (Month/Day/Year)
        12/31/99

3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)


4.   Issuer Name and Ticker or Trading Symbol
        Pavilion Bancorp, Inc.-PVLN (Formerly Lenawee Bancorp, Inc.-LENC)

5.   Relationship of Reporting Person(s) to Issuer (Check all applicable)

     _X__ Director                      ___ 10% Owner
     ____ Officer (give title below)    ___ Other (specify below)


6.   If Amendment, Date of Original (Month/Day/Year)
        4/20/00

7.   Individual or Joint/Group Filing (Check applicable line)

     _X_  Form filed by One Reporting Person
     ___  Form filed by More than One Reporting Person


Table I - Non-Derivative Securities Beneficially Owned


1.   Title of Security (Instr. 4)
        Common Stock

2.   Amount of Securities Beneficially Owned (Instr. 4)
        1,524

3.   Ownership Form: Direct (D) or Indirect (I)  (Instr. 5)
        (D)

4.   Nature of Indirect Beneficial Ownership (Instr. 5)


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the  form is  filed  by more  than one  reporting  person,  see  Instruction
5(b)(v).

                                                                          (Over)
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Table  II  -  Derivative  Securities  Beneficially  Owned  (e.g.,  puts,  calls, warrants, options, convertible securities)


1.   Title of Derivative Security (Instr. 4)
        a.  Stock Option
        b.  Stock Option
        c.  Stock Option
        d.  Stock Option
        e.  Stock Option

2.   Date Exercisable and Expiration Date (Month/Day/Year)

     Date Exercisable:   a.  2/01/01
                         b.  2/20/02
                         c.  2/19/03
                         d.  2/18/04
                         e.  2/16/05

     Expiration Date:    a.  2/01/06
                         b.  2/20/07
                         c.  2/19/08
                         d.  2/18/09
                         e.  2/16/10

3.   Title and Amount of Securities Underlying Derivative Security (Instr. 4)

     Title               a.  Common Stock
                         b.  Common Stock
                         c.  Common Stock
                         d.  Common Stock
                         e.  Common Stock

     Amount or Number    a.  660
      of Shares          b.  600
                         c.  660
                         d.  660
                         e.  660

4.   Conversion or Exercise Price of Derivative Security
        a.  $18.53
        b.  $20.69
        c.  $25.00
        d.  $36.00
        e.  $44.00

5.   Ownership Form or Dervivative Security: Direct (D) or Indirect (I)
     (Instr. 5)
        a.  (D)
        b.  (D)
        c.  (D)
        d.  (D)
        e.  (D)

6.   Nature of Indirect Beneficial Ownership (Instr. 5)



Explanation of Responses:




                                       /s/ Edward J. Engle, Jr.         10/31/02
                                     **Signature of Reporting Person       Date


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.